FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	07/01/2010 - 07/31/2010

SUPPL

Summary

Issued & Outstanding Opening Balance :	51,376,206	As at :	07/01/2010
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	10,200		
Other Issuances and Cancellations	50		
Issued & Outstanding Closing Balance :	51,386,456		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **689,400** As at : 07/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2010	N	3,000	10,200		

Filer's comment
TSX Reserved = 2,272,700 TSX Available = 1,590,500

Totals		3,000	10,200	0	0

Stock Options Outstanding Closing Balance: **682,200** As at : 07/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2010	Conversion (General)	50
Totals		50

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/04/2010
Last Updated:	08/04/2010





10016169

dlw 8/18

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	07/01/2010 - 07/31/2010

Summary

Issued & Outstanding Opening Balance :	6,857,258	As at :	07/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-50		
Issued & Outstanding Closing Balance :	6,857,208		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2010	Conversion (General)	-50
Totals		-50

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/04/2010
Last Updated:	08/04/2010